

Mail Stop 3561

June 10, 2016

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

> **Re:** **Azure Power Global Limited**
> **Registration Statement on Form F-1**
> **Response dated May 27, 2016**
> **File No. 333-208584**

Dear Wadhwa:

We have reviewed your May 27, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2016 letter.

Financial Statements

Note 1(b) Formation and initial public offering ('IPO'), page F-9

1. We note your response to comment 1 indicates that you do not believe the increase in the tenure of the CCDs and the Series E CCPS from 10 to 20 significantly modifies the fair value of such securities. Please address the following comments:

   - We note that you considered the economic life of the CCDs and the Series E CCPS to end on March 31, 2016, the date of the projected IPO liquidity event. Please tell us how you determined using an event contingent date, rather than the contractual term, was appropriate in calculating the 10% cash flow test. See ASC 470-50-40-12(c). Also, if you discounted cash flows through March 31, 2016 in your 10% test, explain to us the specific nature and use of the 5 year economic life (expected holding period) discussed in your response.

- Since the common shares underlying conversion of the CCDs and CCPS, not the CCDs and CCPS themselves, are puttable, please clarify if your cash flow present value calculations under the 10% test assume redemption of the underlying common shares at March 31, 2016.

- Tell us the nature and timing of the various liquidity events you assumed in the fair value sensitivity analyses provided in your response, including the weighting you used for each liquidity event and how you determined such weightings were appropriate. Tell us the difference in fair value assuming there was no liquidity event and the old and new instruments were both held to maturity.

- Provide us with your computation of the change in the fair value of the conversion option. Compare the change in fair value to the carrying amount of the original debt immediately before the modification or exchange and demonstrate how the change represents less than 10% of the carrying amount of the original debt. Please refer to ASC 470-50-40-12(g). Tell us the difference in fair value of the conversion option assuming there was no liquidity event and the old and new instruments were both held to maturity.

2. We note your response to comment 2 and have the following comments:

- You indicate that the AZI Sponsors are entitled to dividends. To the extent you make dividend payments in the future on the AZI shares held by your Sponsors, tell us how you will account for and present such payments in your financial statements. Ensure you discuss how such payments will impact, if at all, your statement of operations presentation and EPS computations.

- In your response to comment 1, you indicate that you have initiated discussions with certain CCD holders for a potential exit in the near future if the IPO is not consummated. Please tell us whether the restrictions in the AZI SHA and the Sponsor Lock-In Agreement, which you cite as your basis for not recording any non-controlling interest related to these shares, would still be applicable in the event that the exit of certain of the CCD and CCPS holders is other than by conversion of these securities in connection with an IPO.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

Jim Allegretto for

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Office of Consumer Products

Cc: Thomas Ivey, Esq.
        Sandeep Chopra